Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 28th Floor

New York, New York 10019

September 6, 2016

VIA EDGAR

Kenneth Ellington

Chad D. Eskildsen

Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Funds (File Nos.: 333-28697 and 811-08243)

Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)

Dear Messrs. Ellington and Eskildsen,

The following are responses to the comments that you provided by telephone on July 19, 2016, regarding the SEC Staff’s (“Staff”) recent review of the Direxion Funds’ (“Direxion Trust”) Annual Reports on Form N-CSR dated August 31, 2015 and October 31, 2015, the Direxion Shares ETF Trust’s (“ETF Trust”) Annual Reports on Form N-CSR dated October 31, 2015, and various other filings. The Direxion Trust and ETF Trust are referred to herein each as a “Trust” and collectively as the “Trusts.” Series of each Trust are referred to individually as a “Fund” and collectively as the “Funds.” Your comments and the Trusts’ responses are set forth below.

The Trusts acknowledge that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.	The Staff notes that certain Funds of each Trust should be marked as inactive on the EDGAR system. Please mark any such Funds accordingly. In addition, it appears that there are currently no active series for the Direxion Insurance Trust (the “Insurance Trust”). Please confirm whether the Insurance Trust is going to deregister by filing a Form N-8F.

The Direxion Trust and the ETF Trust respond by marking certain series and classes as inactive as the Trusts’ deem appropriate.

There are currently no active series in the Insurance Trust, but Rafferty Asset Management, LLC (“RAM” or the “Adviser”) does not plan to deregister the Insurance Trust as RAM may register new series in the future.

2.	In the Annual Report for each Fund, please include as a footnote to the “Expense Example” table the actual number of days in the most recent fiscal half-year as described in Item 27(d)(1) of Form N-1A.

The Trusts respond by confirming the footnote will be included in future Annual Reports on Form N-CSR.

3.	The Staff notes that numerous Funds have large cash positions as disclosed on the “Statement of Assets and Liabilities.” For example, the Direxion Indexed Commodity Strategy Fund (the “Commodity Fund”) and the Direxion Indexed Managed Futures Strategy Fund (the “Futures Fund”) had $49 million and $39 million in cash positions, respectively, as of October 31, 2015, and these balances represented the majority of each Fund’s assets. Please explain where the cash is being held (for example, in overnight accounts, money market funds, etc.) Please also indicate whether the cash is restricted or pledged and, if so, please disclose in a Fund’s financial statements.

The Trusts respond by noting the cash is held with a qualified custodian as of the date of the Annual Report, however, throughout the year, the cash may be held in both qualified custodian accounts and/or in various money market funds. The Trusts further respond by confirming that any cash positions that are restricted or pledged are disclosed as such in the Funds’ financial statements.

4.	With respect to the Direxion Daily Gold Miners Index Bull 3X Shares, Direxion Daily Gold Miners Bear 3X Shares, Direxion Daily Junior Gold Miners Index Bull 3X Shares and Direxion Daily Junior Gold Miners Index Bear 3X Shares, and the associated 2X and 1X versions of each Fund, (collectively, the “Gold Miners Funds”), please discuss supplementally how the Funds’ names are not misleading pursuant to Section 35(d) and Rule 35d-1 of the Investment Company Act of 1940, as amended, (the “1940 Act”) considering that the underlying indices invest in both gold and silver.

The Trust responds by noting that the names of the Gold Miners Funds correspond to the names of their respective underlying indices, the NYSE Arca Gold Miners Index and Market Vectors Global Junior Gold Miners Index, and in this regard comply with the naming requirements set forth in Rule 35d-1. See Investment Company Act Release No. 24828, 66 FR 8509 (Feb.1, 2001), at 8511 n.16 (and surrounding text). Further, the methodology of the NYSE Arca Gold Miners Index and the MVIS Global Junior Gold Miners Index both limit the inclusion of “silver-tilted” companies to no more than 20% of the Index weight. In this regard, each Index defines “silver-tilted” companies as those that either (i) derive greater than 50% of revenue from silver mining, or (ii) derive more revenue from silver mining than gold mining while also deriving greater than 50% of revenue from combined silver and gold mining. For both of these reasons, the Trust believes the Gold Miners Funds’ names satisfy the requirements of Section 35(d) of the Act.

5.	Please confirm that the Funds’ have made all required disclosures in the “Notes to Financial Statements” in compliance with ASC 850-10-50, including related party transactions, trades under Rule 17a-7, cross-trades, and inter-fund lending.

The Trusts respond by confirming that the Funds’ have made all required disclosures in the Notes to Financial Statements in compliance with ASC 850-10-50, including those pertaining to related party and similar transactions. The Trusts note that the Funds did not engage in any Rule 17a-7 transactions, cross-trades or inter-fund lending during the periods covered by their most recent Annual Reports on Form N-CSR.

6.	With respect to the Commodity Fund and the Futures Fund, please confirm which line items in the “Statement of Operations” in the Annual Reports reflect the expenses of each Fund’s Cayman Subsidiary. In addition, please confirm which line item in the “Fee Table” in the Prospectus reflects the expenses of each Fund’s Cayman Subsidiary.

The Trust responds by confirming that the Management Fee and Operating Services Fee line items in the Statement of Operations for the Commodity Fund and the Futures Fund reflect the expenses of each Fund’s Cayman Subsidiary. Additionally, the Management Fee and the Operating Services Fee line items in the Fee Tables reflect the expenses of each Fund’s Cayman Subsidiary.

7.	The Prospectus for each Fund of the Direxion Trust includes Acquired Fund Fees and Expenses (“AFFEs”) in the “Fee Table.” The “Schedule of Investments” in the August 31, 2015 Annual Report and most recent filing on Form N-Q indicate that only the Direxion Dynamic HY Bond Fund (“Dynamic Fund”) and Direxion Hilton Tactical Income Fund (“Hilton Fund”) hold securities of other investment companies. Please explain why AFFEs are included in the “Fee Table” for Funds other than the Dynamic Fund and Hilton Fund.

The Trust responds by noting that for each Fund of the Direxion Trust cash is often held in money market funds. Therefore, the Fee Tables properly include AFFEs incurred in connection with the Funds’ money market fund holdings throughout the year. However, as of August 31, 2015 and on certain dates throughout the year, the Funds held cash primarily in qualified custodian accounts rather than money market funds. The Schedules of Investments on any such date would not show investments in other investment companies.

8.	In the August 31, 2015 Annual Report for the Direxion Funds, for each Fund other than the Hilton Fund, the disclosure required by Item 27(b)(6) of Form N-1A is missing. Please include the disclosure regarding the availability of additional information as required by Item 27(b)(6) in future shareholder reports.

The Trust responds by confirming that the disclosure will be included in future Annual Reports.

9.	In the August 31, 2015 Annual Report for the Hilton Fund, the Fund’s “Growth of $10,000 Graph” for its Class A Shares does not account for front-end sales charges. Please account for those charges in future shareholder reports.

The Trust responds by confirming that the charges will be included in future Annual Reports.

10.	In the August 31, 2015 Annual Report for the Hilton Fund, the Fund’s “Growth of $10,000 Graph” for each of the Fund’s share classes, please provide separately the returns of the Fund’s benchmark indices, rather than providing only blended benchmark returns.

The Trust responds by confirming that the returns of each benchmark will be presented separately in future Annual Reports.

11.	In the August 31, 2015 Annual Report for the Hilton Fund, in the Fund’s “Schedule of Investments” the Staff notes that the Fund has significant investment in the Financial Sector. Please add financial sector investments to the Fund’s principal investment strategy and risk disclosure in the Fund’s next annual Prospectus update.

The Trust responds by confirming that financial sector investments will be disclosed in the Hilton Fund’s principal investment strategy and principal risk sections if applicable at the time of the Fund’s annual Prospectus update.

12.	With respect to the Hilton Fund, the Staff notes that the Fund’s website disclosure should indicate that a portion of distributions are return of capital. In addition, the Fund’s factsheet should provide the annualized percentage of distributions that are return of capital.

The Trust responds by stating that the Hilton Fund’s website disclosure will indicate which portion of its distributions are return of capital after its fiscal year end. Additionally, to the extent that the Hilton Fund’s factsheet discloses annual distributions after the fiscal year end, the factsheet will disclose the percentage of such distributions that is considered return of capital.

13.	In the ETF Trust’s Annual Report dated October 31, 2015, please explain why, with respect to the Operating Expense Limitation Agreement, the Annual Report states that the expense waiver is voluntary while the Prospectus states that the expense waiver is contractual. Please also revise the registration statement fee table footnote for certain Funds to conform more closely to the language of the Operating Expense Limitation Agreement.

The Trust responds by confirming that the Operating Expense Limitation Agreement is a contractual agreement by the Adviser to waive all or a portion of its Management Fees and/or reimburse a Fund for Other Expenses, to the extent that a Fund’s Total Annual Fund Operating Expenses exceed a given amount (excluding, as applicable, among other expenses, Rule 12b-1 distribution and/or service fees, any front-end or contingent deferred sales loads, taxes, swap financing and related costs, acquired fund fees and expenses, dividends or interest on short positions, other interest expenses, brokerage commissions, expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation or other expenses outside the typical day-to-day operations of the Fund).

The Trust further responds by confirming that the fee table footnote will be revised at the time of the ETF Trust’s annual Prospectus update.

14.	For each Fund with significant investment in other registered investment companies, please include in the Fund’s financial statements information about where to obtain the financial statements of those other registered investment companies.

The Trusts respond by confirming that the Funds’ financial statements in future Annual Reports will include information about where to obtain the financial statements of other registered investment companies if a Fund has a significant investment in other registered investment companies.

15.	With respect to the Direxion Zacks High Income MLP Shares (the “Zacks Fund”), please utilize the term “distributions” rather than “dividends” or “income” when referring solely to return of capital to describe the distribution payments by the Zacks Fund.

The Trust responds by confirming that it will use the term “distribution” rather than “dividends” or “income” when referring solely to the return of capital distribution payments made by the Zacks Fund.

16.	With respect to the Zacks Fund, please explain why the Fund’s name it not misleading under Section 35(d)(1) and Rule 35(d)-1 when all distributions are return of capital rather than dividend income.

The Trust responds by noting that the Trust will change the name of the Zacks Fund to add the word “Index.” The Fund will therefore be called the Direxion Zacks MLP High Income Index Shares. The name of the Zacks Fund will correspond to the name of its underlying index, and in this regard will comply with the naming requirements set forth in Rule 35d-1. See Investment Company Act Release No. 24828, 66 FR 8509 (Feb.1, 2001), at 8511 n.16 (and surrounding text). In addition, the Trust notes that the purpose for investing in MLP securities is generally to produce income. During market cycles in which MLP securities provide relatively low income and therefore distributions include a return of capital, the overall purpose for such investments remains the same. For these reasons, the Trust believes that the Zacks Fund’s name satisfies the requirements of Section 35(d) of the Act.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy L. Fuller of K&L Gates LLP at (202) 778-9475.

Sincerely,

Direxion Funds
Direxion Shares ETF Trust

/s/ Eric W. Falkeis
Name: Eric W. Falkeis
Title: Chief Operating Officer

cc:	Stacy L. Fuller, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC